UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

                Filed pursuant to Section 16(a) of the Securities
                Exchange Act of 1934, Section 17(a) of the Public
                 Utility Holding Company Act of 1935 or Section
                   30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person
   Christopher M. Mackey
   c/o CoMac Partners, L.P.
   1 Greenwich Office Park, 3d Floor
   Greenwich, CT  06831
2. Date of Event Requiring Statement (Month/Day/Year)
   6/9/98
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Issuer Name and Ticker or Trading Symbol
   Anchor Glass Container Corporation

5. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

6. If Amendment, Date of Original (Month/Day/Year)

   6/19/98

7. Individual or Joint/Group Filing (Check Applicable Line)
   ( ) Form filed by One Reporting Person
   (X) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Beneficially Owned                                                                           |
___________________________________________________________________________________________________________________________________|
1. Title of Security                       |2. Amount of          |3. Ownership    |4. Nature of Indirect                          |
   (Instr. 4)                              |   Securities         |   Form:        |   Beneficial Ownership                        |
                                           |   Beneficially       |   Direct(D) or |   (Instr. 5)                                  |
                                           |   Owned              |   Indirect(I)  |                                               |
                                           |   (Instr. 4)         |   (Instr. 5)   |
___________________________________________________________________________________________________________________________________|
Class A Common Stock, par value $0.10(1)   |     31               |   D(2)         |                                               |
-----------------------------------------------------------------------------------------------------------------------------------|
                                           | 66,951               |    I           |  (3)
-----------------------------------------------------------------------------------------------------------------------------------|
                                           | 28,483               |   D(4)         |
-----------------------------------------------------------------------------------------------------------------------------------|
                                           |  9,148               |   D(5)         |
-----------------------------------------------------------------------------------------------------------------------------------|
                                           | 28,739               |   D(6)         |
-----------------------------------------------------------------------------------------------------------------------------------|
                                                581               |   D(7)         |
-----------------------------------------------------------------------------------------------------------------------------------|

                                                               Page 1 of 8 Pages


___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Beneficially Owned                                                                             |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative   |2.Date Exer-       |3.Title and Amount     |         |4. Conver-|5. Owner-    |6. Nature of Indirect      |
  Security              |  cisable and      |  of Underlying        |         |sion or   |ship         |   Beneficial Ownership    |
  (Instr. 4)            |  Expiration       |  Securities (Instr. 4)|         |exercise  |Form of      |   (Instr. 5)              |
                        |  Date(Month/      |-----------------------|---------|price of  |Deriv-       |                           |
                        |  Day/Year)        |                       |Amount   |deri-     |ative        |                           |
                        | Date    | Expira- |                       |or       |vative    |Security:    |                           |
                        | Exer-   | tion    |         Title         |Number of|Security  |Direct(D) or |                           |
                        | cisable | Date    |                       |Shares   |          |Indirect(I)  |                           |
                        |         |         |                       |         |          |(Instr. 5)   |
___________________________________________________________________________________________________________________________________|
Series A 10% Cumulative |Immediate| 2/5/09  |Class A Common Stock   |    120  |  (8)     |D(2)         |                           |
Convertible Preferred   |         |         |                       |256,274  |          |I            |  (3)                      |
Stock, par value $0.10  |         |         |                       |109,006  |          |D(4)         |                           |
(1)                     |         |         |                       | 35,020  |          |D(5)         |                           |
                        |         |         |                       |110,024  |          |D(6)         |                           |
                        |         |         |                       |  2,224  |          |D(7)         |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
___________________________________________________________________________________________________________________________________|

Explanation of Responses:  See footnotes
SIGNATURE OF REPORTING PERSON
/s/ Christopher M. Mackey
-------------------------
Christopher M. Mackey


DATE
9/10/98

                                                               Page 2 of 8 Pages

                             Joint Filer Information
                             -----------------------



Name:            CoMac Partners, L.P.


Address:          1 Greenwich Office Park
                  3rd Floor
                  Greenwich, CT  06831



Designated Filer:                   Christopher M. Mackey


Issuer & Ticker Symbol:             Anchor Glass Container Corporation


Date of Event
Requiring Statement:                6/9/98

If Amendment, Date of               6/19/98
Original (Month/Day/Year):


Signature:

COMAC PARTNERS, L.P.

By   CoMac Associates, L.P.,
      general partner of CoMac Partners, L.P.

By   CoMac Advisers, Inc.,
      general partner of CoMac Associates, L.P.


By:  /s/ Christopher M. Mackey
     -------------------------
      Name:  Christopher M. Mackey
      Title: Authorized Signatory


                                                               Page 3 of 8 Pages

                             Joint Filer Information
                             -----------------------



Name:         CoMac Endowment Fund, L.P.


Address:      1 Greenwich Office Park
              3rd Floor
              Greenwich, CT  06831




Designated Filer:               Christopher M. Mackey


Issuer & Ticker Symbol:         Anchor Glass Container Corporation


Date of Event
Requiring Statement:            6/9/98

If Amendment, Date of           6/19/98
Original (Month/Day/Year):


Signature:

COMAC ENDOWMENT FUND, L.P.

By CoMac Advisers, Inc., its
      general partner


By:  /s/ Christopher M. Mackey
     -------------------------
      Name:  Christopher M. Mackey
      Title: Authorized Signatory

                                                               Page 4 of 8 Pages

                             Joint Filer Information
                             -----------------------


Name:         CoMac International N.V.


Address:      c/o CITCO Fund Services
              Kaya Flamboyan 9
              P.O. Box 812
              Curacao, Netherlands Antilles




Designated Filer:                   Christopher M. Mackey


Issuer & Ticker Symbol:             Anchor Glass Container Corporation


Date of Event
Requiring Statement:                6/9/98

If Amendment, Date of               6/19/98
Original (Month/Day/Year):


Signature:

COMAC INTERNATIONAL N.V.



By:  /s/ Christopher M. Mackey
     -------------------------
      Name:  Christopher M. Mackey
      Title: Authorized Signatory


                                                               Page 5 of 8 Pages

                             Joint Filer Information
                             -----------------------


Name:        CoMac Opportunities Fund, L.P.


Address:      1 Greenwich Office Park
              3rd Floor
              Greenwich, CT  06831




Designated Filer:                   Christopher M. Mackey


Issuer & Ticker Symbol:             Anchor Glass Container Corporation


Date of Event
Requiring Statement:                6/9/98

If Amendment, Date of               6/19/98
Original (Month/Day/Year):


Signature:


COMAC OPPORTUNITIES FUND, L.P.

By  CoMac Associates, L.P.,
      general partner of CoMac Opportunities Fund, L.P.

By  CoMac Advisers, Inc.,
      general partner of CoMac Associates, L.P.


By:  /s/ Christopher M. Mackey
     -------------------------
      Name:  Christopher M. Mackey
      Title: Authorized Signatory


                                                               Page 6 of 8 Pages

Designated Filer:                   Christopher M. Mackey


Issuer & Ticker Symbol:             Anchor Glass Container Corporation


Date of Event
Requiring Statement:                6/9/98

If Amendment, Date of               6/19/98
Original (Month/Day/Year):


                                    Footnotes
                                    ---------


(1) Pursuant to that certain Second Amended Joint Chapter Liquidating Plan of Reorganization of Anchor Resolution Corp. and Anchor Recycling Corporatrion dated September 17, 1997, as amended, confirmed by the United Stated Bankruptcy Court for the District of Delaware on November 11, 1997 (the "Plan"), Class A Common Stock, par value $0.10 and Series A 10% Cumulative Convertible Preferred Stock, par value $0.10, were distributed on or about June 5, 1998. Additional Class A Common Stock, par value $0.10 and Series A 10% Cumulative Convertible Preferred Stock, par value $0.10 and Warrants to Acquire Class A Common Stock and Warrants to Acquire Class C Common Stock, are expected to be issued to Christopher M. Mackey and CoMac Partners, L.P., a Delaware limited partnership, CoMac Endowment Fund, L.P., a Delaware limited partnership, CoMac International N.V., a Netherlands
     Antilles corporation, and CoMac Opportunities Fund, L.P., a Delaware limited partnership (collectively, the "Funds") in respect of certain pre-petition indebtedness and trade claims held by Mr. Mackey and the Funds. See Notes (3)--(7).

(2)  Shares held directly by Christopher M. Mackey

(3) Shares held by the Funds. See Notes (4)--(7). Mr. Mackey is an executive officer, director and shareholder of CoMac Advisers, Inc., a Delaware corporation ("Advisers Inc."), which is the sole general partner of CoMac Associates, L.P., a Delaware limited partnership ("Advisers LP"). Advisers LP is the sole general partner of CoMac Partners, L.P. Advisers Inc. is the sole general partner of CoMac Opportunities Fund, L.P. and CoMac Endowment Fund, L.P. Mr. Mackey is a member of the supervisor board of directors of CoMac International, N.V. and is an executive officer, director and shareholder of CMS Advisers Inc., a Delaware corporation, the investment adviser to CoMac International N.V. Pursuant to Instruction 5(iv) to Form 3, the entire amount of the securities held by the Funds are reported. Mr. Mackey disclaims beneficial ownership of such securities, except to the extent of his actual pecuniary interest in such securities.

(4)  Shares held directly by CoMac Partners, L.P. See Note 3 above.


                                                               Page 7 of 8 Pages

Designated Filer:                   Christopher M. Mackey


Issuer & Ticker Symbol:             Anchor Glass Container Corporation


Date of Event
Requiring Statement:                6/9/98

If Amendment, Date of               6/19/98
Original (Month/Day/Year):


                               Footnotes (cont'd)
                               ------------------


(5)  Shares held directly by CoMac Endowment Fund, L.P. See Note 3 above.

(6)  Shares held directly by CoMac International N.V. See Note 3 above.

(7)  Shares held directly by CoMac Opportunities Fund, L.P. See Note 3 above.

(8) Each share of Series A 10% Cumulative Convertible Preferred Stock is convertible into 4 1/6 shares of Class A Common Stock, subject to anti-dilution adjustment.



                                                               Page 8 of 8 Pages